Exhibit 99.1

www.excellonresources.com

Excellon Announces Filing of Technical Report Regarding

La Negra Mine in Mexico

Toronto, Ontario – January 19, 2023 – Excellon Resources Inc. (TSX:EXN, NYSE:EXN and FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce that it has filed a technical report (the “Technical Report”) as required by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) in respect of the La Negra project located in Querétaro State, Mexico (“La Negra”). The independent Technical Report, entitled “Technical Report – Preliminary Economic Assessment Study, La Negra Mine, Minera La Negra S.A. de C.V.” was prepared for Minera La Negra, the holding company of La Negra, with an issue date of June 29, 2022 and an effective date of March 31, 2022. A copy of the Technical Report is available on SEDAR (www.sedar.com) under Excellon’s profile.

The Technical Report summarizes the mineral resource estimate for La Negra and the results of the preliminary economic assessment in respect of La Negra that concluded there was adequate detail and information to support a positive economic outcome and recommended restart of La Negra. Additional detail regarding the La Negra project, its mineral resources and the results of the preliminary economic assessment on the restart was included in Excellon’s press release dated January 9, 2023. Readers are encouraged to read the Technical Report in its entirety, including all qualifications, assumptions and exclusions that relate to the mineral resource estimate. The Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context.

La Negra Exploration Presentation

In addition to the Company’s presentation regarding the acquisition of Minera La Negra and its La Negra mine, available on the Company’s website (https://excellonresources.com/investors/presentations under a link entitled La Negra Acquisition), Excellon has posted further information regarding the exploration potential at La Negra in the same location under a link entitled La Negra Exploration Potential.

About Excellon

Excellon’s vision is to realize opportunities through the acquisition of advanced development or producing assets with further potential to gain from an experienced operational management team for the benefit of our employees, communities and shareholders. The Company is advancing a portfolio of gold, silver and base metals assets including Kilgore, an advanced gold exploration project in Idaho; and Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company has also entered into an agreement to acquire La Negra, a past-producing Ag-Zn-Cu-Pb mine with exploration potential, located in Mexico.

Additional details on Excellon’s properties are available at www.excellonresources.com.

Technical Information

Mr. Paul Keller, P. Eng., Chief Operating Officer of the Company and a Qualified Person as defined in NI 43-101 (a “QP”), reviewed, verified and approved the scientific and technical information in this news release relating to operations and production. Mr. Jorge Ortega, M.Sc., P.Geo., Vice President Exploration of the Company and a QP, reviewed, verified and approved any scientific and technical information relating to geological interpretation and results contained in this news release.

For Further Information, Please Contact:

Excellon Resources Inc.

Shawn Howarth, President & Chief Executive Officer

Daniel Hall, Chief Financial Officer

info@excellonresources.com

www.excellonresources.com

CAUTIONARY STATEMENTS ON FORWARD-LOOKING STATEMENTS AND OTHER MATTERS

Forward-Looking Statements

All statements, other than statements of historical fact, contained, referenced or incorporated by reference in news release constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as: “assessment”, “exploration”, “estimate” and “potential”, or variations of such words, and similar such words, expressions or statements that certain actions, events or results can, could, may, should, will (or not) be achieved, occur, provide, result or support in the future or which, by their nature, refer to future events. In some cases, forward-looking information may be stated in the present tense, such as in respect of current matters that may be continuing, or that may have a future impact or effect. Forward-looking statements include statements regarding the mineral resource estimates, the results of the preliminary economic assessment at La Negra and exploration potential of La Negra. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct, and any forward-looking statements by the Company are not guarantees of future actions, results or performance. Forward-looking statements are based on assumptions, estimates, expectations and opinions, which are considered reasonable and represent best judgment based on available facts, as of the date such statements are made. If such assumptions, estimates, expectations and opinions prove to be incorrect, actual and future results may be materially different than expressed or implied in the forward-looking statements. Forward-looking statements are inherently subject to known and unknown risks, uncertainties, contingencies and other factors which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by the forward-looking statements. Such risks, uncertainties, contingencies and other factors include, among others, the “Risk Factors” in the Company’s annual information form dated March 31, 2022 (“2022 AIF”), and the risks, uncertainties, contingencies and other factors identified in this news release, the Management’s Discussion & Analysis of Financial Results for the three and nine months ended September 30, 2022 (together with the accompanying financial statements for the same period, the “Q3 2022 Financial Disclosure”), the Company’s Management’s Discussion and Analysis, and accompanying financial statements, for the year ended December 31, 2021 and prior quarters ended in 2022 (collectively, the “FYE 2021 and Prior 2022 Financial Disclosure”), the Company’s January 9, 2023 news release announcing the La Negra Acquisition (the “La Negra Acquisition News Release”) and the Company’s other applicable public disclosure (including the La Negra Technical Report referenced in this news release). The foregoing list of risks, uncertainties, contingencies and other factors is not exhaustive; readers should consult the more complete discussion of the Company’s business, financial condition and prospects that is provided in the 2022 AIF and the other aforementioned documents. The forward-looking statements referenced or contained in this news release are expressly qualified by these Cautionary Statements as well as the Cautionary Statements in the Q3 2022 Financial Disclosure, the FYE 2021 and Prior 2022 Financial Disclosure, the 2022 AIF, the La Negra Acquisiton News Release, the La Negra Technical Report referenced in this news release and the Company’s other applicable public disclosure. Forward-looking statements contained herein are made as of the date of this news release (or as otherwise expressly specified) and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable laws.

Mineral Resources

Until mineral deposits are actually mined and processed, mineral resources must be considered as estimates only. Mineral resource estimates that are not classified as mineral reserves do not have demonstrated economic viability. The estimation of mineral resources is inherently uncertain, involves subjective judgement about many relevant factors and may be materially affected by, among other things, environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant risks, uncertainties, contingencies and other factors described in the foregoing Cautionary Statements. The quantity and grade of reported “inferred” mineral resource estimates are uncertain in nature and there has been insufficient exploration to define “inferred” mineral resource estimates as an “indicated” or “measured” mineral resource and it is uncertain if further exploration will result in upgrading “inferred” mineral resource estimates to an “indicated” or “measured” mineral resource category. The accuracy of any mineral resource estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable and depend, to a certain extent, upon the analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. The quantity and grade of “inferred” mineral resource estimates are uncertain in nature and there has been insufficient exploration to define “inferred” mineral resource estimates as an “indicated” or “measured” mineral resource and it is uncertain if further exploration will result in upgrading “inferred” mineral resource estimates to an “indicated” or “measured” mineral resource category. Mineral resource estimates may have to be re-estimated based on, among other things: (i) fluctuations in mineral prices; (ii) results of drilling and development; (iii) results of geological and structural modeling including stope design; (iv) metallurgical testing and other testing; (v) proposed mining operations including dilution; and (vi) the possible failure to receive and/or maintain required permits, licenses and other approvals. It cannot be assumed that all or any part of a “inferred”, “indicated” or “measured” mineral resource estimate will ever be upgraded to a higher category including a mineral reserve.

The mineral resource estimates referenced in this news release were estimated, categorized and reported using standards and definitions using Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves in accordance with NI 43-101 of the Canadian Securities Administrators, which governs the public disclosure of scientific and technical information concerning mineral projects.

Preliminary Economic Assessments

The preliminary economic assessment (“PEA”) summarized in the La Negra Technical Report is only a conceptual study of the potential viability of La Negra’s mineral resource estimates, and the economic and technical viability of La Negra and its estimated mineral resources has not been demonstrated. The PEA is preliminary in nature and provides only an initial, high-level review of La Negra’s potential and design options; there is no certainty that the PEA will be realized. The PEA conceptual LOM plan and economic model include numerous assumptions and mineral resource estimates including Inferred mineral resource estimates. Inferred mineral resource estimates are considered to be too speculative geologically to have any economic considerations applied to such estimates. Under NI 43-101, estimates of inferred mineral resources may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a PEA, under certain circumstances. There is no guarantee that inferred mineral resource estimates will be converted to indicated or measured mineral resources, or that indicated or measured resources can be converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability, and as such there is no guarantee La Negra PEA economics will be achieved. Mineral resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant risks, uncertainties and other factors, as more particularly described in the foregoing other Cautionary Statements of this news release.

U.S. Readers

The Technical Report was prepared in accordance with NI 43-101. NI 43-101 establishes standards for all public disclosure that a Canadian issuer makes of scientific and technical information concerning mineral projects. These Canadian standards differ from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to United States domestic and certain foreign reporting companies under Subpart 1300 of Regulation S-K (“S-K 1300”). Accordingly, information describing mineral resource estimates for La Negra may not be comparable to similar information publicly reported in accordance with the applicable requirements of the SEC, and so there can be no assurance that any mineral resource estimate for the Company’s projects would be the same had the estimates been prepared per the SEC’s reporting and disclosure requirements under applicable United States federal securities laws, and the rules and regulations thereunder, including but not limited to S-K 1300. Further, there is no assurance that any mineral resource or mineral reserve estimate that the Company may report under NI 43-101 would be the same had the Company prepared such estimates under S-K 1300.